Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 Under the Securities Act of 1933
Dated October 2, 2008
Registration Statement No. 333-127586
Supplementing Preliminary Prospectus Supplement Dated October 1, 2008

4,750,000 COMMON SHARES OF BENEFICIAL INTEREST

Issuer:	Kite Realty Group Trust
Exchange/Symbol:	NYSE/KRG
Price to Public:	$10.55 per share
Total Shares Offered:	4,750,000
Option to Purchase Additional Shares:	712,500
Closing Date:	October 7, 2008
Joint Book Running Managers:	Raymond James & Associates, Inc. Citigroup Global Markets Inc. Banc of America Securities LLC
Joint Lead Manager:	RBC Capital Markets Corporation
Co-Manager:	KeyBanc Capital Markets Inc.
Net Proceeds:

Approximately $47.9 million after deducting the underwriting discounts and commissions but before transaction expenses (or $55.0 million if the underwriters' over-allotment option is exercised in full, after deducting underwriting discounts and commissions but before transaction expenses)

Use of Proceeds:	We intend to use the net proceeds in the manner set forth under the section "Use of Proceeds" in the Preliminary Prospectus Supplement.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Raymond James & Associates, Inc. toll-free at 1-800-248-8863, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and/or Banc of America Securities LLC, toll-free at 1-800-294-1322.